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                             March 1, 2021

       Patrick Dillon
       Chief Financial Officer
       TuSimple Holdings Inc.
       9191 Towne Centre Drive
       Suite 600
       San Diego, CA 92122

                                                        Re: TuSimple Holdings
Inc.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted February
16, 2021
                                                            CIK No. 0001823593

       Dear Mr. Dillon:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to our prior comments refer to our letter dated January 19, 2021.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Prospectus Summary
       Our Solution, page 13

   1. On page 16, you disclose that you have received 5,700 reservations in your first four months of accepting
them and that these potentially represent approximately $420 million in revenue per year and
over $2 billion over an estimated five-year life. To provide context to this
disclosure, please revise your filing throughout to address the following:

                                                              Clarify what a
reservation consists of, whether these are paid or unpaid reservations
 Patrick Dillon
FirstName  LastNamePatrick Dillon
TuSimple Holdings  Inc.
Comapany
March       NameTuSimple Holdings Inc.
       1, 2021
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              and whether they are cancellable and if so, under what circumstances.
                Disclose the basis for the assumptions used to calculate your potential revenue. For example, clarify if the price per mile consists of the average of the price per mile pursuant to the reservations, whether the assumed miles per year is based on the miles included in the reservations and whether the assumed operational capability of the truck is based on those you currently have in service.
Summary Consolidated Financial Data, page 28

2. To the extent you continue to include the expected impact of warrant exercise in your capitalization and dilution disclosures, please revise your pro forma balance sheet and earnings per share disclosures, here and elsewhere, to also reflect the impact of such exercise. Similarly, consider including here the impact of share value awards that will vest upon effectiveness or explain why you believe such adjustments are not necessary.
         Refer to Rule 11-01(a)(8) of Regulation S-X.
Risk Factors
Risks Related to Our Intellectual Property, Information Technology and Data Privacy, page 44

3. Please tell us whether you are subject to CFIUS review as a result of your initial public offering or any financing received from a foreign person to date. If so, disclose whether a
         CFIUS review poses any material risks to the company, and summarize under your
         "Government Regulation" subsection the material steps involved in such a review.
We may not be able to protect our intellectual property rights throughout the world, page 47

4. We note your updated risk factor and disclosure relating to intellectual property. Please revise the risk factor to highlight how intellectual property rights and protections may be insufficient for companies with material intellectual property in China.
Note 2. Basis of Presentation and Summary of Significant Accounting Policies Cash, Cash Equivalents, and Restricted Cash, page F-9

5. We note from your response to prior comment 5 that cash and cash equivalents consisted of $57.4 million in certificates of deposit and money market mutual funds at December
         31, 2019. Please provide us with a breakdown of amounts held in certificates of deposit and money market mutual funds at December 31, 2019 and 2020. Revenue Recognition, page F-12

6. Your discussion of carrier-owned capacity refers to purchasing your purpose-built L4 autonomous semi-trucks and subscribing to TuSimple Path. Your revenue recognition policy, however, addresses only freight capacity services. We also note that you formed partnerships with Navistar and Traton for this purpose. Please tell us the financial terms of these arrangements. Clarify whether you will receive any reimbursements, fees or revenue from the partnerships or customers' purchase of the trucks from the OEMs and quantify
 Patrick Dillon
TuSimple Holdings Inc.
March 1, 2021
Page 3
         any amounts received to date. Tell us the amount of revenue, if any, earned from your carrier-owned capacity business. Lastly, revise your policy disclosures as necessary, if material.
Note 12 Variable Interest Entities, page F-28

7. We note your response to prior comment 8. Please explain the reasons why you initially entered into the VIE structure and clarify further the facts and circumstances that led you to subsequently reevaluate the need for the VIE structure.
       You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone,
Staff Attorney, at (202) 551-8816 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



FirstName LastNamePatrick Dillon                               Sincerely,
Comapany NameTuSimple Holdings Inc.
                                                               Division of
Corporation Finance
March 1, 2021 Page 3                                           Office of
Technology
FirstName LastName